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                                                                     EXHIBIT 3.1


                       CORRECTIONS CORPORATION OF AMERICA

                              ARTICLES OF AMENDMENT

Corrections Corporation of America, a Maryland corporation (the "Corporation"), certifies as follows:

FIRST: The charter of the Corporation is hereby amended by deleting the first paragraph of Article V thereof and inserting in its place the following:


                  The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Thirty Million (130,000,000), of which Eighty Million (80,000,000) shares are of a class denominated common stock, $0.01 par value per share (the "Common Stock"), and Fifty Million (50,000,000) shares of a class denominated preferred stock, $0.01 par value per share (the "Preferred Stock"). The aggregate par value of all shares of all classes is $1,300,000. Four Million Three Hundred Thousand (4,300,000) shares of the Preferred Stock shall be designated as "8.0% Series A Cumulative Preferred Stock" (the "Series A Preferred Stock"). Twelve Million (12,000,000) shares of the Preferred Stock shall be designated as "Series B Cumulative Convertible Preferred Stock" (the "Series B Preferred Stock"). Effective at 12:01 a.m. (New York City
                  time) on May 18, 2001, each ten shares of stock of the Corporation of a class formerly denominated common stock, $0.01 par value per share, issued and outstanding at that time and held by a stockholder shall be changed, without any action on the part of the stockholder, into one fully paid and nonassessable share of Common Stock. The Corporation shall not issue fractional shares of Common Stock.

SECOND: The total number of shares of stock of all classes which the Corporation had authority to issue immediately before the foregoing amendment was Four Hundred Fifty Million (450,000,000), of which Four Hundred Million (400,000,000) shares were of a class designated common stock, $0.01 par value per share, and Fifty Million (50,000,000) shares were of a class denominated preferred stock, $0.01 par value per share. The aggregate par value of all shares of all classes was $4,500,000.

THIRD: The total number of shares of stock of all classes which the Corporation has authority to issue after the foregoing amendment is One Hundred Thirty Million (130,000,000), of which Eighty Million (80,000,000) shares are of a class denominated common stock, $0.01 par value per share, and Fifty Million (50,000,000) shares are of a class denominated preferred stock, $0.01 par value per share. The aggregate par value of all shares of all classes is $1,300,000.


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FOURTH:  Except as set forth in Article FIRST above, the description of each class of authorized stock, including the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, was not changed by the amendment.

FIFTH: The foregoing amendment was advised by the board of directors and approved by the stockholders of the Corporation.


SIXTH: These Articles of Amendment shall become effective at 12:01 a.m. (New York City time) on May 18, 2001.


IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf on this 15th day of May, 2001, by its President who acknowledges that these Articles of Amendment are the act of the Corporation and that, to the best of his knowledge, information and belief and under penalties for perjury, all matters and facts contained in these Articles of Amendment are true in all material respects.

ATTEST:                                     CORRECTIONS CORPORATION OF AMERICA


/s/ Irving E. Lingo, Jr.                        By:/s/ John D. Ferguson
------------------------                           -----------------------------
Irving E. Lingo, Jr.                               John D. Ferguson
Secretary                                          President